EXHIBIT 99.1

Announces Payment of $3.0MM Final Match Payment Enabling Access to Remainder of  $17.0MM CPRIT Grant

September 16, 2024

Biodexa Pharmaceuticals PLC

Announces Payment of $3.0MM Final Match Payment Enabling Access to Remainder of
$17.0MM CPRIT Grant

Funds to Advance Development of Phase 3 Asset

Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) (Nasdaq: BDRX), an acquisition-focused clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announces it made the final match payment with respect to a $17 million grant from the Cancer Prevention Research Institute of Texas (CPRIT).

Commenting, Stephen Stamp, CEO and CFO of Biodexa said “Having made the second and final match payment, we now have access to the remainder of the $17 million CPRIT grant which will be used to fund our upcoming Phase 3 registrational study of eRapa in the orphan indication of Familial Adenomatous Polyposis.”

Familial Adenomatous Polyposis (FAP) is an inherited disease that causes the growth of hundreds or thousands of precancerous polyps throughout the GI tract, putting those afflicted at great risk of developing colon cancer. There is no approved therapeutic option for treating the approximately 100,000 FAP patients in the U.S. and Europe. The current standard of care is active surveillance and surgical resection of the colon and/or rectum.

Results of a 12cmonth Phase 2 clinical trial of eRapa in FAP demonstrated a 17 per cent median decrease in overall polyp burden and an overall non-progression rate of 75 per cent. A Phase 3 registrational trial is expected to begin enrollment early next year.

About the Cancer Prevention and Research Institute of Texas

CPRIT was created by the Texas Legislature and approved by a statewide vote in 2007 to lead the Lone Star State’s fight against cancer. In 2019, Texas voters again voted overwhelmingly to continue CPRIT with an additional $3 billion for a total $6 billion investment in cancer research and prevention. To date, CPRIT has awarded over $3 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has also recruited more than 281 distinguished researchers to Texas, supported the establishment, expansion or relocation of 51 companies to Texas and generated over $7.66 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided over 8.1 million life-saving cancer prevention and early detection services to Texans in all 254 counties. Learn more at https://cprit.texas.gov.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer: tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signaling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements including, but not limited to, the anticipated net proceeds, and the anticipated use of proceeds therefrom, and projected cash runway. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO Tel: +44 (0)29 20480 180 www.biodexapharma.com